

May 12, 2003


03050711

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA


SEC MAIL
RECEIVED
PROCESSING
MAY 2 2 2003
WASH. D.C.
188
SECTION

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

SUPPL

- **Stock Exchange of Thailand Filing, SH 029/2003**
  Subject : Submission of Financial Statement of Quarter 1/2003
  Date : May 12, 2003

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Parsopsook Chaiwongsurarit or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5226 or prasopsc@shincorp.com., boonya@shincorp.com

Thank you for your attention to this matter.

Very truly yours,

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

dw 5/27

Rule 12g3-2 (b) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
Date May 12, 2003

SH 029/2003

May 12, 2003

Subject : Submission of Financial Statements of Quarter 1/2003

To : The President
The Stock Exchange of Thailand

Enclosure : 1. A copy of the Financial Statements and auditor's report of Quarter 1/2003.
2. Report on Summarizing Operating Results a Listed Company (Form F45-3)
3. Management Discussion and Analysis

The Board of Directors' Meeting of Shin Corporation Public Company Limited (the Company) No. 3/2003, held on May 12, 2003, at 2.00 p.m. approved the balance sheets, statements of income, and cash flow statements of Quarter 1/2003 ended March 31, 2003. The Company would like to submit the financial statements of Quarter 1/2003 together with an explanation of the operating results.

The Company reported a net profit of Quarter 1/2003 of Baht 1,966 million, which increased by Baht 263 million or 15% from Baht 1,703 million net profit of Quarter 1/2002, due to the main reasons as follows:

1. other incomes of the Company decreased by Baht 312 million or 95%, from Baht 329 million in Quarter 1/2002 to Baht 17 million in Quarter 1/2003. In Quarter 1/2002, the Company realized gain on dilution of investment and gain from sale of investment in ITV of Baht 307 million, as a result of the initial public offering of ITV shares and disposal of investment in ITV by the Company; and
2. the share of net results from subsidiaries, joint ventures, and associates increased by Baht 593 million, from Baht 1,396 million in Quarter 1/2002 to Baht 1,989 million in Quarter 1/2003. The main reasons were as follows.

Company	Quarter 1/2003	Quarter 1/2002	Percent of Change
Advanced Info Service Plc.	1,982	1,379	43.73
Shin Satellite Plc.	178	210	(15.24)
ITV Plc.	(140)	(170)	17.65
Other	(31)	(23)	(34.78)
Total	**1,989**	**1,396**	**42.48**



May 14, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 026/2003**
  Subject : The Exercise of warrants to purchase ordinary share of Shin Corporation Plc. No. 2/2003 (SHIN-W1)
  Date : May 14, 2003
- **Stock Exchange of Thailand Filing, SH 031/2003**
  Subject : Submission the Audit Committee Report on Member and Scope of Duties
  Date : May 14, 2003

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Parsopsook Chaiwongsurarit or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5226 or prasopsc@shincorp.com., boonya@shincorp.com

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure



May 14, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 026/2003**
  Subject : The Exercise of warrants to purchase ordinary share of Shin Corporation Plc. No. 2/2003 (SHIN-W1)
  Date : May 14, 2003
- **Stock Exchange of Thailand Filing, SH 031/2003**
  Subject : Submission the Audit Committee Report on Member and Scope of Duties
  Date : May 14, 2003

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.
This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Parsopsook Chaiwongsurarit or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5226 or prasopsc@shincorp.com. , boonya@shincorp.com

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
Date May 14, 2003

SH 031/2003

May 12, 2003

Subject: Submission the Audit Committee Report on Member and Scope of Duties.

To: The President

The Stock Exchange of Thailand

The Board of Directors of Shin Corporation Public Company Limited (the "Company") No. 3/2003 held on May 12, 2003 at 2.00 p.m. at the Meeting Room, 29th Floor, Shinawatra Tower 1, 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400, has resolved the change of Charter of the Audit Committee regarding the term of member of the Audit Committee that shall resume the post as long as the member of the Board of Directors, with details as attached.

Audit committee Report on Members and Scope of Duties

The Board of Directors of Shin Corporation Public Company Limited No. 3/2003 held on May 12, 2003 approved the change of Charter of the Audit Committee regarding the term of member of the Audit Committee that shall resume the post as long as the member of the Board of Directors.

To be effective, on May 12, 2003

1. Name of members of the Audit Committee are as follows:

Chairman of the Audit Committee	Dr. Olarn Chaipravat	A member of the Audit Committee shall resume the post as long as the member of the Board of Directors.
Audit Committee	Dr. Virach Aphimeteetamrong	
Audit Committee	Mr. Vithit Leenutapong	
Audit Committee Secretary	Mr. Wichai Kittiwittayakul	

2. The Audit Committee of the Company has power, duties and responsibilities as follows ;

2.1 To carry out the review of the Company's financial report to ensure that financial position of the Company are fairly presented and that they are prepared in accordance with generally accepted accounting principles.

2.2 To carry out the review of the adequacy and effectiveness of internal control system and Internal Auditing system.

2.3 To carry out the review to ensure compliance with Securities and Exchange Acts, regulations of the Stock Exchange of Thailand and any other relevant laws.

2.4 To consider, select and propose the appointment of the company's external auditor including the annual audit fees.

2.5 To carry the review to ensure onsider compliance with the laws in connection with disclosure of related transactions or transactions that may lead to conflict-of-interests.

2.6 To review the adequacy and effectiveness of risk management system of the Company.

2.7 To review and give opinion on the internal audit plan and performance of Internal Audit Office and coordinate works with the company's external auditors.

2.8 To prepare an audit committee activities report which must be signed by the Chairman of the Audit Committee and disclose in the company's annual report.

2.9 To report the Audit Committee activities to the Board of directors at least 4 times a year.

2.10 In performing its duties, The Audit Committee shall have the power to invite members of the Management, officers and employees of the Company to give statements, to attend the meeting and to deliver necessary documents.

2.11 To engage consultants or independent persons to provide opinion or advice if necessary, in accordance with the Company's regulations.

2.12 To carry out any other works designated by the Board of Directors and agreed to by the Audit Committee.

The Company hereby certifies that the aforementioned members meet all the qualifications prescribed by the Stock Exchange of Thailand.

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
Date May 14, 2003

SH 026/2003

May 14, 2003

Subject: The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 2/2003 (SHIN-W1)

To: The President
The Stock Exchange of Thailand

Whereas Shin Corporation Public Company Limited had issued and offered warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during 20-22 May 2002, whereby such right can be exercised on the last working day of August, November, February, and May. The Company would like to inform the details concerning the exercise of warrant No. 2/2003 to purchase ordinary shares of the Company as follows:

1. Period for receiving warrant exercise forms
   Date: May 16-30, 2003
   Time: 8.30 a.m. - 5.30 p.m.

2. Period for notifying the exercise of SHIN-W1 No.2/2003
   Date: May 23-29, 2003
   Time: 8.30 a.m. - 3.30 p.m.

3. Exercise date
   Date: May 30, 2003
   Time: 8.30 a.m. - 3.30 p.m.

4. Exercise ratio and Exercise price
   Exercise ratio: 1 unit of warrants for 1 ordinary share
   Exercise price: Baht 20.50 per share

5. Documents required to be submitted
   5.1 Completed warrant exercise forms
   5.2 Warrant certificate or temporary warrant certificate (for holders of scriptless warrant)
   5.3 Cash, or cheque, or bank draft, or bill of exchange ordering collectible within Bangkok Metropolitan payable to "Account for subscription of ordinary shares of Shin Corporation Public Company Limited"
   5.4 Other supporting documents
      1. For Natural Persons - Certified true copy of the identification card or passport.
      2. For Juristic Persons incorporated in Thailand - Certified true copy of Certificate of Incorporate issued by the Ministry of Commerce (not exceed 3 months) which is certified by authorized directors, including certified true copy of authorized directors' identification card or passport.
      3. For Juristic Persons incorporated outside Thailand - Certified true copy of the Memorandum of Association, Articles of Association and the Company certificate (not exceeding 3 months), certified by authorized directors, including certified true copy of authorized directors' identification card or passport. In addition, all documents

mentioned above must be notarized by a Notary Public and authenticated by a Thai Consul.

5.5 Power of Attorney affixed with stamp duty (if any)

6. Contact Place

Shin Corporation Public Company Limited
Compliance Department, 13th floor Shinawatra Tower I
414 Phahon Yothin Road, Samsen Nai,
Phayathai, Bangkok 10400
Tel. 02-299-5221, 02-299-5226

Foreign holders of warrants can exercise their right to purchase newly issued ordinary shares of the Company. However, in case the exercise of the right by foreign holders conflicts with the Articles of Association of the Company concerning the foreign shareholding limit (currently, foreign shareholding is limited at 47.20% of the total outstanding and issued shares), the Company reserves the right to deny the exercise of the warrants by such foreign holders.

Please see details and other conditions in the Company's prospectus of the offering for sale of debentures and warrants (Clause 3.2) or at www.sec.or.th

SHIN SATELLITE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

31 MARCH 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 10
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwcglobal.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Satellite Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 31 March 2003 and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the three-month periods ended 31 March 2003 and 2002 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2002 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 20 February 2003. The consolidated and company balance sheets as at 31 December 2002, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
8 May 2003


SHIN
SATELLITE

Shin Satellite Public Company Limited
Balance Sheets
As at 31 March 2003 and 31 December 2002

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		31 March	31 December	31 March	31 December
		2003	2002	2003	2002
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
ASSETS					
Current assets					
Cash and cash equivalents		370,475	519,703	121,470	362,388
Short-term investments		12,923	10,420	420	420
Trade accounts receivable and accrued income, net	4, 13	1,204,771	759,671	841,307	643,466
Amounts due from related parties	13	10,872	46	8,204	1,195
Short-term loans and advances to related parties	13	14,006	48,449	11,531	40,384
Inventories, net		550,234	407,870	502,419	393,324
Other current assets	13	522,193	526,002	368,151	470,226
Total current assets		2,685,474	2,272,161	1,853,502	1,911,403
Non-current assets					
Investments in subsidiaries, associated and joint venture	5	-	777,792	1,352,496	1,273,578
Long-term investment - other	6	18,900	18,900	18,900	18,900
Property and equipment, net	8	13,882,155	11,649,329	11,001,111	9,529,958
Property and equipment under concession agreements, net	8	5,343,243	5,357,480	5,181,906	5,357,480
Deferred charges, net	8	104,800	82,198	52,733	76,635
Intangible assets, net	8	88,862	123,252	-	-
Other non-current assets, net		48,506	26,154	570	570
Total non-current assets		19,486,466	18,035,105	17,607,716	16,257,121
Total assets		22,171,940	20,307,266	19,461,218	18,168,524

Director ______________________ Director ______________________

Date ______________________

SHIN SATELLITE
SHIN SATELLITE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 8 to 28 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Balance Sheets (Continued)
As at 31 March 2003 and 31 December 2002

		Consolidated		Company	
		Unaudited 31 March 2003	Audited 31 December 2002	Unaudited 31 March 2003	Audited 31 December 2002
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term loans from financial institutions	9	1,037,124	2,617,012	987,124	2,617,012
Trade accounts payable	13	1,147,244	1,126,400	825,689	1,016,247
Amounts due to related parties	13	35,562	34,207	33,912	28,374
Current portion of long-term loans from the parent company	13	-	71,423	-	-
Current portion of long-term borrowings	9	634,119	606,341	187,146	184,839
Short-term loans from other company	9	6,102	-	-	-
Current portion of advances from customers		93,335	82,203	29,867	67,779
Accrued concession fee		393,078	247,987	285,324	159,340
Accrued expenses		180,334	219,835	88,746	107,738
Other current liabilities		390,010	323,140	91,442	60,123
Total current Liabilities		3,916,908	5,328,548	2,529,250	4,241,452
Non-current liabilities					
Foreign currency forward contracts payable, net		71,879	25,564	71,879	25,564
Long-term loans from parent company	13	-	71,415	-	-
Long-term borrowings, net	9	10,236,444	7,524,454	8,721,397	6,091,519
Provision for liabilities	7	-	-	530,148	532,659
Advances from customers		-	3,975	-	3,975
Other non- current liabilities		156,540	149,198	87,142	86,552
Total non-current liabilities		10,464,863	7,774,606	9,410,566	6,740,269
Total liabilities		14,381,771	13,103,154	11,939,816	10,981,721
Shareholders' equity					
Share capital	10				
Authorised share capital - common stock		5,500,000	5,500,000	5,500,000	5,500,000
Issued and paid-up share capital - common stock		4,375,000	4,375,000	4,375,000	4,375,000
Premium on share capital	10	2,190,000	2,190,000	2,190,000	2,190,000
Cumulative foreign currency translation adjustment		1,675	19,780	1,675	19,780
Retained earnings					
Appropriated					
Legal reserve		73,935	56,300	73,935	56,300
Unappropriated		880,792	545,723	880,792	545,723
Total parent's shareholders' equity		7,521,402	7,186,803	7,521,402	7,186,803
Minority interests		268,767	17,309	-	-
Total shareholder's equity		7,790,169	7,204,112	7,521,402	7,186,803
Total liabilities and shareholders' equity		22,171,940	20,307,266	19,461,218	18,168,524

The notes to the interim consolidated and company financial statements on pages 8 to 28 are an integral part of

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the three-month periods ended 31 March 2003 and 2002

	Notes	Consolidated		Company	
		Unaudited 31 March 2003 Baht '000	Unaudited 31 March 2002 Baht '000	Unaudited 31 March 2003 Baht '000	Unaudited 31 March 2002 Baht '000
REVENUES	13				
Revenues from sales and services		1,410,296	1,193,985	887,773	980,921
Other income		13,205	13,138	8,720	9,430
Gain on foreign exchange		4,380	30,511	8,306	33,118
Share of net results from investments-equity method	5,7	-	64,935	99,535	28,887
Total revenues		1,427,881	1,302,569	1,004,334	1,052,356
EXPENSES	13				
Cost of sales and services		634,282	504,739	368,407	358,555
Concession fee		155,896	164,411	136,235	149,154
Selling and administrative expenses		170,134	161,116	92,330	101,647
Directors' remuneration		1,255	1,035	1,065	960
Total expenses		961,567	831,301	598,037	610,316
Profit before interest expenses and income tax		466,314	471,268	406,297	442,040
Interest expenses	13	(36,899)	(73,991)	(13,665)	(52,778)
Income tax		(74,934)	(8,467)	(39,928)	-
Profit before minorities		354,481	388,810	352,704	389,262
(Profit) loss attributable to minorities, net		(1,777)	452	-	-
Net profit for the period		352,704	389,262	352,704	389,262
Basic and diluted earnings per share (Baht)	3				
Net profit for the period		0.81	0.89	0.81	0.89

The notes to the interim consolidated and company financial statements on pages 8 to 28 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the three-month periods ended 31 March 2003 and 2002

	Consolidated (Baht '000)						
	Issued and paid - up share capital	Premium on share capital	Cumulative foreign currency translation adjustment	Legal reserve	Retained earnings (Deficit)	Minority interests	Total
Opening balance 2003	4,375,000	2,190,000	19,780	56,300	545,723	17,309	7,204,112
Foreign currency translation adjustment	-	-	(18,105)	-	-	-	(18,105)
Net profit for the period	-	-	-	-	352,704	-	352,704
Legal reserve increase during the period	-	-	-	17,635	(17,635)	-	-
Minority interests increase during the period	-	-	-	-	-	251,458	251,458
Closing balance as at 31 March 2003	4,375,000	2,190,000	1,675	73,935	880,792	268,767	7,790,169
Opening balance 2002	4,375,000	2,190,000	20,339	27,578	(836,075)	18,911	5,795,753
Foreign currency translation adjustment	-	-	(15,545)	-	-	-	(15,545)
Net profit for the period	-	-	-	-	389,262	-	389,262
Minority interests decrease during the period	-	-	-	-	-	(452)	(452)
Closing balance as at 31 March 2002	4,375,000	2,190,000	4,794	27,578	(446,813)	18,459	6,169,018

	Company (Baht '000)						
	Issued and paid - up share capital	Premium on share capital	Cumulative foreign currency translation adjustment	Legal reserve	Retained earnings (Deficit)	Minority interests	Total
Opening balance 2003	4,375,000	2,190,000	19,780	56,300	545,723	-	7,186,803
Foreign currency translation adjustment	-	-	(18,105)	-	-	-	(18,105)
Net profit for the period	-	-	-	-	352,704	-	352,704
Legal reserve increase during the period	-	-	-	17,635	(17,635)	-	-
Closing balance as at 31 March 2003	4,375,000	2,190,000	1,675	73,935	880,792	-	7,521,402
Opening balance 2002	4,375,000	2,190,000	20,339	27,578	(836,075)	-	5,776,842
Foreign currency translation adjustment	-	-	(15,545)	-	-	-	(15,545)
Net profit for the period	-	-	-	-	389,262	-	389,262
Closing balance as at 31 March 2002	4,375,000	2,190,000	4,794	27,578	(446,813)	-	6,150,559

The notes to the interim consolidated and company financial statements on pages 8 to 28 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Cash Flows (Unaudited)
For the three-month periods ended 31 March 2003 and 2002

		Consolidated		Company	
		Unaudited 31 March 2003	Unaudited 31 March 2002	Unaudited 31 March 2003	Unaudited 31 March 2002
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
Net cash flows from operating activities	11	287,280	607,990	140,351	613,914
Cash flows from investing activities					
Acquisition of subsidiary, net of cash acquired	12	(217,213)	-	-	-
Proceeds from loan to subsidiary and joint venture	13 (d)	10,200	-	28,772	-
Payments for property and equipment		(1,546,372)	(1,125,339)	(1,464,021)	(1,057,663)
Payments for deferred charges	8	(25,157)	-	(3,706)	-
Proceeds from sales of property and equipment		110	3,794	103	3,794
Net cash payments from investing activities		(1,778,432)	(1,121,545)	(1,438,852)	(1,053,869)
Cash flows from financing activities					
Proceeds from issue of ordinary shares	5 (e)	245,000	-	-	-
Proceeds from short-term borrowings	9	287,616	1,417,015	287,616	1,417,015
Proceeds from long-term borrowings, net of financial expenses		3,618,808	41,718	2,666,791	-
Repayments of short-term borrowings		(1,981,635)	(856,982)	(1,897,056)	(856,982)
Repayments of long-term borrowings		(913,124)	(34,625)	(262)	(12,862)
Net cash receipts from financing activities		1,256,665	567,126	1,057,089	547,171

The notes to the interim consolidated and company financial statements on pages 8 to 28 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Cash Flows (Unaudited) (Continued)
For the three-month periods ended 31 March 2002 and 2001

		Consolidated		Company	
		Unaudited 31 March 2002	Unaudited 31 March 2001	Unaudited 31 March 2002	Unaudited 31 March 2001
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
Net increase (decrease) in cash and cash equivalents		(234,487)	53,571	(241,412)	107,216
Cash and cash equivalents, opening balance		519,703	819,066	362,388	457,364
Cash recognised on change of status of associate to joint venture	5 (e)	84,789	-	-	-
Effects of exchange rate changes		470	614	494	622
Cash and cash equivalents, closing balance		370,475	873,251	121,470	565,202

Supplementary information for cash flows :

	Consolidated 2002	Consolidated 2001	Company 2002	Company 2001
Interest paid	35,311	40,288	3,645	17,919
Tax paid	9,499	958	-	-

Non-cash transactions

	Consolidated 2002	Consolidated 2001	Company 2002	Company 2001
Acquisition of property and equipment by debt	634,194	450,273	630,710	395,453

1 Basis of preparation

These interim consolidated and company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, 'Interim Financial Reporting' and additional information is presented as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002.

In this quarter, the Company has recognised a change in the status of its investment in Lao Telecommunications Company Limited, previously accounted for as an associate, now recognised as a joint venture. The change resulted in a change in accounting treatment for the investment in Lao Telecommunications Company Limited from equity method to the proportionate consolidation, as mentioned in Note 5 e. In addition, the Group acquired a new subsidiary, Loxley Information Services Company Limited in this quarter, as mentioned in Note 12.

Costs that are incurred unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2002 annual financial statements.

2 Segment information

Financial information by business segment

	For the three-month period ended 31 March 2003 (Baht '000)				
	Transponder services	Internet services	Telephone network	Consolidation eliminations	Group
Revenues	899,539	203,513	339,097	(31,853)	1,410,296
Segment results	290,721	15,965	141,909	6,211	454,806
Operating profit					453,109

	For the three-month period ended 31 March 2002 (Baht '000)				
	Transponder services	Internet services	Telephone network	Consolidation eliminations	Group
Revenues	1,006,777	94,548	133,586	(40,926)	1,193,985
Share of net result from associate	-	-	64,935	-	64,935
Total revenues	1,006,777	94,548	198,521	(40,926)	1,258,920
Segment results	376,225	(37,037)	88,765	5,303	433,256
Operating profit					458,130

3 Basic and diluted earnings per share

Basic and diluted earnings per share is calculated by dividing the net profit for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

	Consolidated		Company	
	31 March 2003	31 March 2002	31 March 2003	31 March 2002
Net profit for the period attributable to shareholders (Baht '000)	352.704	389,262	352,704	389,262
Weighted average number of ordinary shares in issue during the period (thousand shares)	437.500	437,500	437,500	437,500
Basic and diluted earnings per share (Baht)	0.81	0.89	0.81	0.89

The warrants outstanding are in connection with the directors', employees' and advisors' share option plan and did not affect the diluted earnings per share since the average share price calculated from the date the warrants were granted to the reporting period was below the exercise price of the outstanding warrants.

4 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	31 March 2003 Baht '000	31 December 2002 Baht '000	31 March 2003 Baht '000	31 December 2002 Baht '000
Trade accounts receivable				
-Third parties	1,322,778	809,990	678,286	476,606
-Related parties (Note 13)	8,738	2,556	30,425	11,525
Accrued income				
-Third parties	187,484	223,797	180,890	214,454
-Related parties (Note 13)	13,256	13,322	25,979	27,391
Total trade accounts receivable and accrued income	1,532,256	1,049,665	915,580	729,976
Less Allowance for doubtful accounts	(327,485)	(289,994)	(74,273)	(86,510)
Total trade accounts receivable and accrued income, net	1,204,771	759,671	841,307	643,466

Outstanding trade accounts receivable - third parties can be aged as follows:

	Consolidated		Company	
	31 March 2003 Baht '000	31 December 2002 Baht '000	31 March 2003 Baht '000	31 December 2002 Baht '000
Current	201,010	168,518	92,579	91,224
Over-due less than 3 months	431,049	151,401	301,359	115,856
Over-due 3-6 months	161,062	101,426	81,598	83,857
Over-due 6-12 months	124,416	100,647	93,697	86,118
Over-due over 12 months	405,241	287,998	109,053	99,551
	1,322,778	809,990	678,286	476,606
Less Allowance for doubtful accounts - third parties	(327,485)	(289,994)	(74,273)	(86,510)
Trade accounts receivable - third parties, net	995,293	519,996	604,013	390,096

5 Investments in subsidiaries, associate and joint venture

a) Long-term investments in subsidiaries, associate and joint venture as at 31 March 2003 and 31 December 2002 are as follows:

	Consolidated		Company	
	31 March 2003 Baht '000	31 December 2002 Baht '000	31 March 2003 Baht '000	31 December 2002 Baht '000
Investments in subsidiaries	-	-	1,352,496	1,273,578
Investments in associate	-	777,792	-	-
Total long-term investments	-	777,792	1,352,496	1,273,578

b) Movements in investment in subsidiaries, associate and joint venture for the three-month period ended 31 March 2003 comprise :

	Consolidated	Company
	31 March 2003 Baht '000	31 March 2003 Baht '000
Transactions during the three-month period ended 31 March 2003		
Opening net book value	777,792	1,273,578
Change in status from associate to joint venture (Note 5 e)	(777,792)	-
Share of net profit of investments	-	97,099
Foreign currency translation adjustment	-	(18,181)
Closing net book value	-	1,352,496

5 **Investments in subsidiaries, associate and joint venture** (continued)

c) The nature of investments in subsidiaries, associate and joint venture can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Broadband Internet (Thailand) Company Limited	Providing Internet data center services	Thailand	Baht
CS Loxinfo Company Limited	Providing Internet & satellite uplink - downlink services	Thailand	Baht
Loxley Information Services Company Limited	Providing Internet services	Thailand	Baht
C.S. Satellite Phone Company Limited	Providing mobile personal communication services via satellite	Thailand	Baht
Shenington Investments Pte Company Limited	Holding company	Singapore	S$
Cambodia Shinawatra Company Limited	Providing fixed phone and mobile phone services	Cambodia	USD
iPSTAR Company Limited	Providing broadband satellite services	The British Virgin Islands	USD
Joint venture			
Lao Telecommunications Company Limited	Providing fixed phone, mobile phone, international facilities, Internet and paging services	Laos	Kip

As at 31 March 2003, C.S. Satellite Phone Company Limited and iPSTAR Company Limited have not yet commenced business operations.

d) Carrying value of investments in subsidiaries, associate and joint venture

	Consolidated – 31 March 2003 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results from investments	Equity	Dividend
Associated company						
None			-	-	-	-

5 **Investments in subsidiaries, associate and joint venture** (continued)

d) Carrying value of investments in subsidiaries, associate and joint venture (continued)

	Consolidated - 31 December 2002 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results from investments	Equity	Dividend
Associated company						
Lao Telecommunications Company Limited	USD 96.84	49	187.31	590.48	777.79	62.70

	Company - 31 March 2003 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated share of net results from investments	Equity	Dividend
Subsidiary						
Shenington Investments Pte Company Limited	S$ 14.66	100	269.88	1,082.62	1,352.50	-

	Company - 31 December 2002 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated share of net results from Investments	Equity	Dividend
Subsidiary						
Shenington Investments Pte Company Limited	S$14.66	100	269.88	1,003.70	1,273.58	-



5 **Investments in subsidiaries, associate and joint venture** (continued)

e) Significant movements in investments for the three-month period ended 31 March 2003 were as follows:

Subsidiaries

i) **CS Loxinfo Company Limited (formerly C.S. Communications Company Limited)**

At C.S. Communications Company Limited extraordinary shareholders' meetings on 24 September and 10 October 2002, the shareholders passed a resolution to approve a reduction of the registered share capital from Baht 970.0 million (97 million shares at Baht 10 each) to Baht 242.5 million (24.25 million shares at Baht 10 each) for the purposes of eliminating the retained deficit. The share capital reduction was made in respect of the shares held by our subsidiary, Shin Broadband Internet (Thailand) Company Limited ("SBI"). This resulted in the percentage of shareholding in C.S. Communications Company Limited held by SBI decreasing from 99.5% to 98.0%. The share capital reduction was finalised on 21 January 2003.

At C.S. Communications Company Limited extraordinary shareholders' meetings on 17 December 2002 and 15 January 2003, the shareholders passed a resolution to approve the registration of the new official company name of C.S. Communications Company Limited as "CS Loxinfo Company Limited" ("CSL"). On 29 January 2003, the new official company name was registered with the Ministry of Commerce. In addition, the shareholders passed a resolution to approve an increase of the authorised share capital from 24,250,000 ordinary shares with a par value of Baht 10 each to 50,000,000 ordinary shares with a par value of Baht 10 each. The shareholders passed a resolution to approve the issue of 25,750,000 additional shares. 1,250,000 new shares were offered to SBI at Baht 563.20 per share, and the premium on the issue of the new shares was Baht 691.5 million. These additional shares were registered with the Ministry of Commerce on 14 February 2003. The remaining new additional shares, being 24,500,000 shares, were offered to the shareholders of Point Asia Dot Com (Thailand) Company Limited at Baht 10 per share, according to the conditions specified in the Share Purchase Agreement (Note 12). The new additional shares were registered with the Ministry of Commerce on 6 March 2003.

The increase in share capital of CSL resulted in the decrease in the percentage of shareholding in CSL by SBI from 98.07% to 50.02%, resulting in a gain on dilution of Baht 6.4 million being presented in the statement of income for the three-month period ended 31 March 2003 and an increase in minority interests of Baht 238.6 million.

As set out in Note 12, CSL acquired the share capital of Loxley Information Service Company Limited.



5 **Investments in subsidiaries, associate and joint venture** (continued)

Joint venture

ii) **Lao Telecommunications Company Limited**

The Company has a joint venture agreement with the Lao Government in respect of Lao Telecommunications Company Limited ("LTC"). Previously, the Company has accounted for its interest in LTC under the Joint Venture agreement as an investment in an associate based on the Company's assessment of its ability to fully exercise the joint control afforded to it under the joint venture agreement.

The Company has now reviewed its powers under the joint venture agreement and the actions undertaken by itself and the joint power (the Lao Government) in the period since acquiring its interest in LTC. As a result of this review, the Company now considers that it has the ability to exercise the joint venture powers that it has under the joint venture agreement and therefore with effective from 1 January 2003, the Company has accounted for its interest in LTC as a joint venture, under the proportionate consolidation method in accordance with the accounting standard for financial reporting of interests in joint ventures. The Company has accounted for this as a change in status in its investment, and has not restated the comparatives. Therefore, the comparatives present for the Company's interest in LTC under the equity method of accounting as an associate. This change in status from associate to joint venture does not impact the Company's consolidated shareholders' equity as at 31 March 2003 or net income for the three-month period ended 31 March 2003.

The shareholders' meeting of Lao Telecommunications Company Limited dated 24 January 2003 passed a resolution to approve the dividend payment of USD 3.5 million to the shareholders for the operation of Lao Telecommunications Company Limited in 2002.

The following amounts represent the Group's share of the assets, liabilities, revenues and expenses of Lao Telecommunications Company Limited and are included in the consolidated balance sheet as at 31 March 2003 and consolidated income statement for the three-month period ended 31 March 2003.

	Consolidated
	31 March 2003
Balance sheet	**Baht '000**
Percentage of interest in the joint venture	49%
Current assets	279,608
Non - current assets	715,464
Current liabilities	(108,024)
Non - current liabilities	(70,126)
Net assets	816,922

Income statement for the three-month period ended 31 March 2003	
Total revenues	143,475
Net profit	63,777

According to the joint venture agreement between the Company and the Government of Laos PDR., the Company will transfer all of its shares in Lao Telecommunications Company Limited to the Government of Laos PDR, without any charges on the expiration date of the joint venture agreement in 2021.

6 Long - term investment - other

	Consolidated		Company	
	31 March 2003 Baht '000	31 December 2002 Baht '000	31 March 2003 Baht '000	31 December 2002 Baht '000
Opening net book amount	18,900	18,900	18,900	18,900
Closing net book amount	18,900	18,900	18,900	18,900

On 30 April 1999, the Company entered into a Membership Purchase Agreement with Codespace, Inc. to acquire a 70% shareholding in a company, Spacecode LLC for the total price of USD 3 million over a period of 3 years. The payment for the 70% shareholding in Spacecode LLC was to be made by way of a cash payment of USD 500,000, and the remaining USD 2.5 million will be paid by way of the allotment of 2.5 million shares in iPSTAR Company Limited valued at USD 2.5 million.

An initial payment of USD 500,000 has been made to Codespace, Inc. and 12% of the shares in Spacecode LLC have been transferred to the Company, which carries this investment as long - term investment at cost.

At the end of this quarter, the Company was in the process of negotiation with Codespace, Inc. in respect of its remaining obligations to subscribe for share capital of Spacecode LLC.

7 Provision for liabilities

The Company has provided a loan guarantee in respect of the bank loans of Shin Broadband Internet (Thailand) Company Limited amounting to Baht 773.7 million. Accordingly, the Company has equity accounted for the full net deficit of Shin Broadband Internet (Thailand) Company Limited at 31 March 2003 to reflect the extent of its obligations.

At 31 March 2003, iPSTAR Company Limited had negative shareholders' equity and the Company has recognised a provision for liabilities on its investment in iPSTAR Company Limited.

The movements of provision for liabilities in respect of Shin Broadband Internet (Thailand) Company Limited and iPSTAR Company Limited for the three-month period ended 31 March 2003 are as follows:

	Company
	For the three-month period ended 31 March 2003 Baht '000
Opening net book value	532,659
Share of net loss from investments during the period	3,959
Foreign currency translation adjustment	(75)
Gain on dilution of investment in a subsidiary	(6,395)
Closing net book value	530,148

7 **Provision for liabilities** (continued)

Net book value of provision for liabilities in subsidiaries are as follows:

Subsidiaries	Company - 31 March 2003 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated share of net results from investments	Equity	Dividend
Shin Broadband Internet (Thailand) Company Limited	Baht 947.29	100	947.29	(1,466.49)	(519.20)	-
iPSTAR Company Limited	USD 0.02	100	0.87	(11.82)	(10.95)	-
Total			948.16	(1,478.31)	(530.15)	-

Subsidiaries	Company - 31 December 2002 (Baht Million)					
	Paid-up Capital	Investment portion (%)	Cost	Accumulated share of net results from investments	Equity	Dividend
Shin Broadband Internet (Thailand) Company Limited	Baht 947.29	100	947.29	(1,468.92)	(521.63)	-
iPSTAR Company Limited	USD 0.02	100	0.87	(11.89)	(11.02)	-
Total			948.16	(1,480.81)	(532.65)	-

8 Capital expenditure and commitments

	Consolidated (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the three-month period ended 31 March 2003				
Opening net book value	11,649,329	5,357,480	82,198	123,252
Additions	1,602,931	-	25,157	-
Increase from acquisition of a subsidiary, net (Note 12)	169,962	46,590	-	66,747
Change from associate to joint venture (Note 5e)	573,971	-	26,757	23,284
Disposals, net	(14)	-	-	-
Write-off, net	(1,214)	-	-	-
Transfer, net	5,817	-	(17,373)	-
Reclassification	-	123,252	-	(123,252)
Depreciation/amortisation charges	(97,933)	(184,079)	(11,865)	(1,113)
Foreign currency translation adjustment	(20,694)	-	(74)	(56)
Closing net book value	13,882,155	5,343,243	104,800	88,862
As at 31 March 2003				
Cost	15,695,446	10,927,898	304,603	100,641
Less : Accumulated depreciation/amortisation	(1,813,291)	(5,584,655)	(199,803)	(11,779)
Net book value	13,882,155	5,343,243	104,800	88,862

	Company (Baht '000)		
	Property and equipment	Property and equipment under concession agreements	Deferred charges
Transactions during the three-month period ended 31 March 2003			
Opening net book value	9,529,958	5,357,480	76,635
Additions	1,510,374	-	3,706
Disposals, net	(14)	-	-
Depreciation/amortisation charges	(45,024)	(175,574)	(9,187)
Transfer, net	5,817	-	(18,421)
Closing net book value	11,001,111	5,181,906	52,733
As at 31 March 2003			
Cost	11,614,534	10,594,753	220,888
Less : Accumulated depreciation/amortisation	(613,423)	(5,412,847)	(168,155)
Net book value	11,001,111	5,181,906	52,733



8 Capital expenditure and commitments (continued)

As at 31 March 2003, property and equipment included a project in progress of Baht 10,251 million relating to the iPSTAR project. The iPSTAR project will be fully operational with the launch of iPSTAR -1 in 2004. According to the concession agreement entered into with the Ministry of Information, Communication and Technology, the Company must transfer its ownership of iPSTAR Satellite to the Ministry of Information, Communication and Technology on the date of the completion of construction and installation.

Borrowing costs of Baht 311 million arising on financing specifically entered into for assets under construction, were capitalised during the period (for the year 2002: Baht 356 million).

In the first quarter of 2003, the Company has concluded its investigation of whether the carrying value of ThaiCom 3 has suffered impairment as a result of the power supply system failure. This investigation concludes that the current carrying value continues to be appropriate as recoverable value in use is higher.

Property and equipment includes property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra Company Limited of approximately Baht 1,984 million. According to the concession agreement, Cambodia Shinawatra must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

On 29 January 2003, Cambodia Shinawatra Company Limited experienced the effects of disturbances in Phnom Penh, Cambodia. Its building was damaged and some personal computers were looted (the net book value of all fixed assets in the building as of March 2003 was approximately USD 0.45 million). However, the operation has continued as normal as there was no damage to any control centre or transmission equipment. The Company is now claiming compensation for these damages from the Cambodian Government. These financial statements do not take into account of any costs or damages claims related to the Cambodia incident.

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date, but not recognised in the financial statements is as follows:

	Consolidated		Company	
	2003 Currency '000	2002 Currency '000	2003 Currency '000	2002 Currency '000
Property and equipment and property and equipment under concession agreement				
US Dollars	161,189	158,460	145,901	150,689
Norwegian Kroner	16,143	10,750	16,143	10,750
Baht	3,051	2,851	-	-



9 Borrowings

	Consolidated		Company	
	31 March 2003 Baht '000	31 December 2002 Baht '000	31 March 2003 Baht '000	31 December 2002 Baht '000
Current	1,677,345	3,223,353	1,174,270	2,801,851
Non-current	10,236,444	7,524,454	8,721,397	6,091,519
Total borrowings	11,913,789	10,747,807	9,895,667	8,893,370

The movements in the borrowings can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the three-month period ended 31 March 2003		
Opening net book value	10,747,807	8,893,370
Proceeds from short-term borrowings	287,616	287,616
Proceeds from long-term borrowings, net of financial expenses	3,610,535	2,658,519
Increase from acquisition of a subsidiary, net (Note 12)	72,102	-
Repayment of borrowings	(2,751,714)	(1,897,230)
Discounted bills of exchange	8,339	8,339
Realised gain on exchange rate	(20,533)	(20,533)
Unrealised gain on exchange rate	(34,414)	(34,414)
Foreign currency translation adjustment	(5,949)	-
Closing net book value	11,913,789	9,895,667

As at 31 March 2003, the Company has provided guarantees relating to long-term borrowings of a subsidiary amounting to Baht 773.7 million (31 December 2002: Baht 827.7 million).

Credit facilities

As at 31 March 2003, available credit facilities for loans from local and overseas banks were Baht 1,911.3 million and USD 194.3 million (31 December 2002 : Baht 700 million and USD 257 million).

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002 the Company entered into a USD 389.3 million credit agreement with 3 groups of banks.

A. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States. The loan is repayable within 9.5 years.

B. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d' Assurance pour le Commerce Exterieur). The loan is repayable within 9.5 years.

C. Loan credit agreement from another group of commercial banks for USD 125 million. The loan is repayable within 6 years. This has no guarantors.

The loan under each loan credit agreement bears interest at various rates. These are based on margins over the London Inter-bank Offer Rate ("LIBOR") for a period of six months and have fixed rate. The Company pays a commitment fee on the unused portion of the facilities. In addition, regarding the aforementioned credit agreements, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and investment. The amounts of principal begin to be repayable in 2004, with repayment on a [illegible]

10 Share capital and premium on share capital

	For the three-month period ended 31 March 2003			
	Number of shares Thousand shares	Ordinary shares Baht '000	Share premium Baht '000	Total Baht '000
Issued and paid-up share capital				
Opening balance	437,500	4,375,000	2,190,000	6,565,000
Closing balance	437,500	4,375,000	2,190,000	6,565,000

The Company's registered share capital as at 31 March 2003 comprised 550 million ordinary shares (31 December 2002: 550 million shares) of Baht 10 each (31 December 2002 : Baht 10 each). Issued capital is fully paid-up. Warrants as at 31 March 2003 comprise 8 million units (1 warrant : 1 ordinary share).

8 million warrants, equivalent to 1.83% of the Company's total paid-up share capital (before dilution) were granted to directors, employees and advisors on 27 March 2002 at Baht nil per unit. The warrants are in registered form and non-transferable. The term of warrant does not exceeding 5 years and there is no offering price. The exercise price is set at Baht 26.75 per unit, which was the share closing price as of 26 March 2002. Movements in the number of warrants outstanding are as follows:

	Unit: Thousand
For the three month-period ended 31 March 2003	
At the opening of the period	8,000
At the closing of the period	8,000
As at 31 March 2003	
Directors	4,129
Employees	3,871
	8,000

Compensation costs related to the warrants are not recognised in these financial statements for the fair value or intrinsic value of warrants granted.



11 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the three-month periods ended 31 March 2003 and 2002:

		Consolidated		Company	
	Notes	31 March 2003 Baht '000	31 March 2002 Baht '000	31 March 2003 Baht '000	31 March 2002 Baht '000
Net profit for the period		352,704	389,262	352,704	389,262
Adjustments for:					
Depreciation of property and equipment	8	97,933	65,474	45,024	34,434
Allowance for doubtful accounts		6,187	164	-	-
Reversal of allowance for doubtful accounts		(29,405)	-	(12,237)	-
Write-off of withholding tax		1,320	5,603	745	5,603
Amortisation of property and equipment under concession agreements	8	184,079	182,312	175,574	175,571
Amortisation of deferred charges	8	11,865	11,683	9,187	11,233
Amortisation of intangible assets	8	1,113	-	-	-
Discounted bills of exchange	9	8,339	19,844	8,339	19,844
Gain on dilution of investment	7	(6,395)	-	-	-
Profit on sales of property and equipment		(83)	(150)	(1,330)	(150)
Unrealised loss (gain) on exchange rate		19,759	(5,193)	14,768	(9,028)
Realised gain on exchange rate		(20,631)	(8,554)	(20,533)	(8,554)
Minority interests		1,777	(452)	-	-
Net results from subsidiaries, associate and joint venture	5, 7	-	(64,935)	(99,535)	(28,887)
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		(221,154)	(69,410)	(188,892)	(70,478)
- amounts due from related parties		(10,672)	200	(7,001)	7,158
- inventories		(109,318)	(2,580)	(105,969)	(7,450)
- other current assets		86,267	(20,533)	101,330	(8,063)
- other non-current assets		575	(1,462)	-	530
- trade accounts payable and accrued expenses		(80,688)	134,190	(140,048)	119,423
- amounts due to related parties		1,355	684	18,202	-
- advances from customers		(36,661)	(26,449)	(41,887)	(29,183)
- other current liabilities		26,684	(13,205)	31,319	1,467
- other non-current liabilities		2,330	11,497	591	11,182
Cash generated from operations		287,280	607,990	140,351	613,914

12 Acquisition

Loxley Information Service Company Limited

On 6 March 2003, CS Loxinfo Company Limited ("CSL"), our subsidiary acquired share capital of Loxley Information Service Company Limited ("Loxserv") comprising 24.5 million shares at Baht 10 each (representing a 94.19% shareholding) from Point Asia Dot Com (Thailand) Company Limited ("PA") which CSL issued the additional ordinary shares of 24.5 million shares at Baht 10 each to a group of shareholders of PA (Note 5 e). As required under the Share Purchase Agreement, Shin Broadband Internet (Thailand) Company Limited, which is parent company of CSL, has provided indemnity warranty to PA in respect of the contingent liabilities that CSL might have incurred prior to the acquisition date for a period of two years commencing from the closing date of the Share Purchase Agreement.

The fair value of assets and liabilities acquired by investing in Loxserv can be summarised as follows:

	Baht '000
Cash and cash equivalents	29,084
Short-term investments	2,503
Trade accounts receivable and accrued income, net	97,823
Inventories, net	3,898
Other current assets	36,571
Property and equipment, net (Note 8)	169,962
Property and equipment under the concession agreements, net (Note 8)	46,590
Other non-current assets, net	22,988
Short-term loans from financial institutions (Note 9)	(52,000)
Trade accounts payable	(86,724)
Short-term loans from other company (Note 9)	(20,102)
Advances from customers	(43,818)
Accrued expenses	(11,682)
Other current liabilities	(3,955)
Other non-current liabilities	(513)
Fair value of net assets	190,625
Fair value of net assets acquired (94.19%)	179,550
Total purchase consideration	246,297
Goodwill (Note 8)	66,747
Cash outflow on acquisition	(217,213)

Goodwill recognised on the investment in Loxserv of Baht 66.7 million is presented as an intangible asset in the balance sheet (Note 8) and is amortised by the straight-line method over its estimated useful life not exceeding 8 years.

Net assets from acquisition are stated at the net book value at the date of acquisition. The subsidiary is in the process of appraising the fair value of the above assets. The Company expected to complete within June 2003. The difference between net book value and net fair value will be adjusted through goodwill.



13 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 51.53% of the Company's shares. Transactions with Shin Corporation Public Company Limited and companies in the Shin group such as subsidiaries, associates, joint ventures, management and other companies over which Shin and the Company have significant influence directly or indirectly by directors of the Company or Shinawatra family, a major shareholder, or directors are recognised as related to the Company.

Sales and services to related parties were conducted on normal commercial terms and conditions, which are the same as for other customers. Consulting and management services were charged on an agreed basis of the percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

The Group had transactions with related parties for the three-month periods ended 31 March 2003 and 2002 as follows:

a) Revenues

	Consolidated		Company	
	31 March 2003 Baht '000	31 March 2002 Baht '000	31 March 2003 Baht '000	31 March 2002 Baht '000
Parent company				
Sales and services income	168	209	-	-
Subsidiaries				
Sales and services income	-	-	21,060	23,243
Other operating income	-	-	7,809	6,231
Joint venture				
Sales and services income	2,069	-	4,057	-
Associate				
Sales and services income	-	1,134	-	1,134
Related parties under common control				
Sales and services income	34,721	30,808	28,018	28,537

b) Expenses

	Consolidated		Company	
	31 March 2003 Baht '000	31 March 2002 Baht '000	31 March 2003 Baht '000	31 March 2002 Baht '000
Parent company				
Other expenses	9,930	8,036	9,477	8,001
Interest expenses	1,181	2,185	-	-
Subsidiaries				
Purchase of goods and services	-	-	6,230	15,618
Other expenses	-	-	460	688
Related parties under common control				
Purchase of goods and services	21,313	28,049	1,909	2,035
Other expenses	3,841	4,313	1,855	1,655
Payment for work in progress	[illegible]	[illegible]		

13 Related party transactions (continued)

c) Outstanding balance arising from sales/purchases of goods/services/ and expenses

	Consolidated		Company	
	31 March 2003 Baht '000	31 December 2002 Baht '000	31 March 2003 Baht '000	31 December 2002 Baht '000
Trade accounts receivable and accrued Income - related parties				
Trade accounts receivable - related Parties				
Parent company	19	118	-	-
Subsidiaries	-	-	27,407	11,457
Associate	-	68	-	68
Joint venture	1,539	-	3,018	-
Related parties under common control	7,180	2,370	-	-
Total trade accounts receivable - related parties	8,738	2,556	30,425	11,525
Accrued income - related parties				
Subsidiaries	-	-	12,707	14,069
Associate	-	9	-	9
Joint venture	17	-	33	-
Related parties under common control	13,239	13,313	13,239	13,313
Total accrued income - related parties	13,256	13,322	25,979	27,391
Total trade accounts receivable and accrued income - related parties	21,944	15,878	56,404	38,916
Amounts due from related parties				
Subsidiaries	-	-	8,203	1,149
Associate	-	41	-	41
Joint venture	10,706	-	-	-
Related parties under common control	166	5	1	5
Total amounts due from related parties	10,872	46	8,204	1,195
Other current assets - related parties				
Related parties under common control	5,967	1,349	1,312	3,926
Trade accounts payable – related parties				
Subsidiaries	-	-	32,091	29,459
Related parties under common control	10,815	15,367	899	1,588
Total trade accounts payable - related parties	10,815	15,367	32,990	31,047
Amounts due to related parties				
Parent company	24,174	26,921	22,951	23,693
Subsidiaries	-	-	62	49
Related parties under common control	11,388	7,286	10,899	4,632
Total amounts due to related parties	35,562	34,207	33,912	28,374

13 Related party transactions (continued)

d) Short-term loans and advances to related parties

	Consolidated		Company	
	31 March 2003 Baht '000	31 December 2002 Baht '000	31 March 2003 Baht '000	31 December 2002 Baht '000
Short-term loans to related parties				
Subsidiaries	-	-	-	28,772
Associate	-	48,449	-	-
Joint venture	14,006	-	-	-
Advances to related parties				
Subsidiaries	-	-	11,531	11,612
Total short-term loans and advances to related parties	14,006	48,449	11,531	40,384

The loan to the joint venture is non-interest bearing. The term of repayment is at call. The advances to the subsidiary are non-interest bearing and the term of repayment is at call (2002 : non-interest bearing).

The movements of short-term loans and advances to related parties can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the three-month period ended 31 March 2003		
Opening balance	48,449	40,384
Elimination between joint venture and the Company	(23,740)	-
Repayment of loan during the period	(10,200)	(28,772)
Realised gain on exchange rate	(95)	-
Unrealised gain on exchange rate	(87)	(81)
Foreign currency translation adjustment	(321)	-
Closing balance	14,006	11,531

e) Long-term loans from parent company

	Consolidated		Company	
	31 March 2003 Baht '000	31 December 2002 Baht '000	31 March 2003 Baht '000	31 December 2002 Baht '000
Current	-	71,423	-	-
Non-current	-	71,415	-	-
Total long-term loans from parent company	-	142,838	-	-

The movements of long-term loans from parent company can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the three-month period ended 31 March 2003		
Opening balance	142,838	-
Repayment of loan	(142,912)	-
Realised gain on exchange rate	74	-
Closing balance	-	-



13 **Related party transactions** (continued)

f) **Warrants granted to directors**

Shin Corporation Public Company Limited, a major shareholder, granted 3,244,500 units of its warrants (1 warrant : 1 ordinary share) to a director of the Company. The warrants are in registered form and are non-transferable. The term of the warrants does not exceed 5 years and there is no offering price. The exercise price is set at Baht 17.80 per unit, which was Shin Corporation Public Company Limited's closing share price as of 26 March 2002.

g) **Directors' remuneration**

For the three-month period ended 31 March 2003, the remuneration of directors was Baht 1.26 million (For the three-month period ended 31 March 2002: Baht 1.04 million). Directors' remuneration represents salaries, meeting fees and gratuities as approved by the shareholders of the Group and the Company at their Annual General Meeting.

h) **Commitments with related parties**

Guarantees

As at 31 March 2003, the Company has outstanding guarantees relating to long-term loans of its subsidiary amounting to Baht 773.7 million (31 December 2002: Baht 827.7 million).

14 **Contingencies**

a) **Bank guarantees and letter of credit**

The Group had contingencies with banks whereby the banks issued letters of guarantee, letter of credit and others in respect of business contracts for the following amounts:

		Consolidated		Company	
	Currency	31 March 2003 '000	31 December 2002 '000	31 March 2003 '000	31 December 2002 '000
Minimum concession fee to Ministry of Information, Communication and Technology	Baht	41,000	81,000	41,000	81,000
Satellite space segment leasing of customers	Baht	3,360	3,360	3,360	3,360
	USD	624	624	624	624
	AUD	1,028	1,028	1,028	1,028
Satellite space segment leasing with suppliers	Euro	175	92	175	92
ICO Gateway	Baht	10,000	10,000	-	-
Others	Baht	20,245	13,641	2,845	2,845
Letter of credit	USD	10,841	10,841	10,841	10,841



14 Contingencies (continued)

b) Assessment for withholding tax in India

The Income Tax Authority of India raised an assessment against the Company and was in the process of investigation for withholding tax for the periods from 1 April 1996 to 31 March 1997 and from 1 April 1998 to 31 March 2002. For this quarter, the Company had paid an amount of Rupee 100 million (approximately Baht 94 million) for the tax assessment, which is presented as other current assets in the balance sheets. If, the Commissioner passes a favourable order holding that the Company is not taxable, the Company would be eligible to receive the entire amount as a refund together with interest. Currently, the Company is in the process of filing appeals against the order with the Commissioner of Income Tax (Appeals). However, tax consultant company in India commented that this assessment would have no material adverse impact to the Company.

c) Assessment for corporate income tax in Cambodia

The Income Tax Authority of Cambodia raised an assessment against Cambodia Shinawatra Company Limited, a subsidiary in Cambodia, for corporate income tax for the period from 1995 to 2000 except 1996 amounting to USD 5 million (approximately Baht 215 million). The Company is in the process of filing appeals with the Secretary of State, Ministry of Economy and Finance on the reasonable basis that the Company had operation results of a loss and had sufficient loss carried forwards as a tax deduction for the period. On 5 May 2003, the Secretary of State, Ministry of Economy and Finance issued a letter in respect of setting up a working team (audit team) comprising the Audit Department of the Ministry of Economy and Finance, representatives from the Ministry of Posts and Telecommunications and the Tax Department to review the tax assessment. Provision has not been made in these financial statements because the new assessment has not been finished. Management is of the opinion that the outcome of the tax assessment will not have a material adverse impact to the Company.

d) Contingent liabilities associated with the Loan agreement of Lao Telecommunications Company Limited

Lao Telecommunications Company Limited ("LTC") entered into a loan agreement with the Ministry of Finance (MoF) of the Lao People's Democratic Republic on 9 June 2000 for DM9,000,000 for the procurement and installation of a rural telecommunications network and consulting services. However, LTC has not recognised either the loan or the associated assets since LTC has not received appropriate supporting documentation. As a result, LTC has been unable to reliably assess the value of assets and liabilities. Management of the Company believes that the loan should not be recognised in the financial statements until there is sufficient evidence to support such a transaction. However Shin Satellite Public Company Limited, as a joint venture partner in LTC, has disputed the loan obligations.

15 Commitments

a) Concession contracts

The Company is permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty year period, service charges from users of the transponders. The concession agreement has been transferred to Ministry of Information, Communication and Technology.

15 **Commitments** (continued)

a) **Concession contracts** (continued)

Under the aforesaid agreement, the Company must pay an annual fee to the Ministry of Information, Communication and Technology based on a certain percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforesaid agreement, must transfer its ownership of all satellites, telemetry, tracking, command and monitoring stations and other operating equipment to the Ministry of Information, Communication and Technology on the dates of completion of construction and installation.

b) **Assets transfer commitment under telephone network agreement in Cambodia**

Cambodia Shinawatra Company Limited, a subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement Cambodia Shinawatra Co., Ltd. will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028.

c) **Shareholder agreement**

Lao Telecommunications Company Limited, which was established under the terms of a Master Agreement dated 8 October 1996 signed by the Government of the Laos People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the Master Agreement, Lao Telecommunications Company Limited has the right to provide telecommunications services - fixed phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years and has 5 years exclusive rights. At the end of the 25th year, Shinawatra Computer and Communications Public Company Limited will transfer all of its shares in Lao Telecommunications Company Limited to the Government of the Laos PDR, without any charges.

d) **Commitments with related parties**

As at 31 March 2003, the Company has provided guarantees relating to the borrowings of a subsidiary amounting to Baht 773.7 million. (2002: Baht 827.7 million). In addition, the Company has issued a letter of comfort to banks to provide financial support to Cambodia Shinawatra Co., Ltd. Under the terms of the letter of comfort, the Company must hold an interest in the subsidiary of not less than 80% of the share capital until the loans are fully paid.

16 **Subsequent event**

At a shareholders' meeting of the Company on 28 April 2003, the shareholders passed a resolution to approve the issuance and offering of 4,400,100 warrants. or equivalent to 1.01% of the Company's total paid-up share capital (before dilution) to directors, employees and advisors who are eligible for such allocation. The warrants are in registered form and non-transferable. The term of warrants does not exceed 5 years and there is no offering price.

17 **Presentation of comparative information**

The comparative figures have been amended to conform to reclassification of certain items in the financial statements for the current period.